Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2023 and 2022

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2023 (Unaudited)		December 31, 2022 (Audited)		March 31, 2022 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$38,716	7	$50,193	10	$46,500	10
Financial assets at fair value through profit or loss	4	—	4	—	3	—
Hedging financial assets	1	—	13	—	8	—
Contract assets	6,124	1	6,056	1	5,540	1
Trade notes and accounts receivable, net	20,990	4	24,672	5	21,070	4
Receivables from related parties	48	—	75	—	39	—
Inventories	12,024	2	11,316	2	12,513	2
Prepayments	5,484	1	2,398	—	5,281	1
Other current monetary assets	19,981	4	3,619	1	6,759	1
Other current assets	3,842	1	3,555	1	3,352	1

Total current assets	107,214	20	101,901	20	101,065	20

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,074	—	1,020	—	806	—
Financial assets at fair value through other
comprehensive income	4,040	1	3,491	1	3,574	1
Investments accounted for using equity method	7,035	1	6,949	1	7,263	1
Contract assets	3,345	1	3,137	1	2,756	1
Property, plant and equipment	289,265	56	291,528	56	285,931	54
Right-of-use assets	11,094	2	11,103	2	10,744	2
Investment properties	8,993	2	9,804	2	9,652	2
Intangible assets	77,557	15	79,187	15	82,328	16
Deferred income tax assets	2,154	—	2,197	—	2,761	1
Incremental costs of obtaining contracts	955	—	980	—	967	—
Net defined benefit assets	5,429	1	5,266	1	3,582	1
Prepayments	1,695	—	1,728	—	1,821	—
Other noncurrent assets	4,473	1	4,705	1	4,924	1

Total noncurrent assets	417,109	80	421,095	80	417,109	80

TOTAL	$524,323	100	$522,996	100	$518,174	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$342	—	$722	—	$65	—
Contract liabilities	12,898	2	13,390	3	12,701	2
Trade notes and accounts payable	9,973	2	16,429	3	11,823	2
Payables to related parties	278	—	539	—	214	—
Current tax liabilities	9,732	2	6,999	1	9,258	2
Lease liabilities	3,319	1	3,339	1	2,995	1
Other payables	21,965	4	25,080	5	21,665	4
Provisions	223	—	226	—	251	—
Other current liabilities	974	—	1,016	—	1,027	—

Total current liabilities	59,704	11	67,740	13	59,999	11

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	1,600	—
Bonds payable	30,479	7	30,477	6	30,473	7
Contract liabilities	7,665	2	7,674	2	6,901	1
Deferred income tax liabilities	2,336	—	2,301	—	2,197	—
Provisions	465	—	173	—	141	—
Lease liabilities	7,244	2	7,334	2	6,909	1
Customers’ deposits	5,012	1	5,157	1	4,916	1
Net defined benefit liabilities	2,267	—	2,285	—	2,291	1
Other noncurrent liabilities	6,759	1	6,726	1	4,993	1

Total noncurrent liabilities	63,827	13	63,727	12	60,421	12

Total liabilities	123,531	24	131,467	25	120,420	23

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,853	29	149,844	29	149,823	29

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	3,084	—	3,084	1	2,676	1
Unappropriated earnings	80,448	15	71,268	13	78,739	15

Total retained earnings	161,106	30	151,926	29	158,989	31

Others	267	—	(223)	—	(363)	—

Total equity attributable to stockholders of the parent	388,800	74	379,121	73	386,023	75
NONCONTROLLING INTERESTS	11,992	2	12,408	2	11,731	2

Total equity	400,792	76	391,529	75	397,754	77

TOTAL	$524,323	100	$522,996	100	$518,174	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2023		2022
	Amount	%	Amount	%
REVENUES	$54,211	100	$51,295	100
OPERATING COSTS	33,630	62	31,691	62

GROSS PROFIT	20,581	38	19,604	38

OPERATING EXPENSES
Marketing	5,672	11	5,445	10
General and administrative	1,657	3	1,548	3
Research and development	978	2	849	2
Expected credit loss	100	—	101	—

Total operating expenses	8,407	16	7,943	15

OTHER INCOME AND EXPENSES	—	—	(1)	—

INCOME FROM OPERATIONS	12,174	22	11,660	23

NON-OPERATING INCOME AND EXPENSES
Interest income	118	—	24	—
Other income	45	—	44	—
Other gains and losses	(104)	—	(109)	—
Interest expense	(76)	—	(56)	—
Share of profits of associates and joint ventures accounted for using equity method	97	—	105	—

Total non-operating income and expenses	80	—	8	—

INCOME BEFORE INCOME TAX	12,254	22	11,668	23
INCOME TAX EXPENSE	2,832	5	2,775	6

NET INCOME	9,422	17	8,893	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	549	1	(45)	—
Gain or loss on hedging instruments subject to basis adjustment	(12)	—	16	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2023		2022
	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$10	—	$2	—

	547	1	(27)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(47)	—	77	—
Share of other comprehensive loss of associates and joint ventures	(1)	—	—	—

	(48)	—	77	—

Total other comprehensive income, net of income tax	499	1	50	—

TOTAL COMPREHENSIVE INCOME	$9,921	18	$8,943	17

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,170	17	$8,580	17
Noncontrolling interests	252	—	313	—

	$9,422	17	$8,893	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,670	18	$8,627	17
Noncontrolling interests	251	—	316	—

	$9,921	18	$8,943	17

EARNINGS PER SHARE
Basic	$1.18		$1.11

Diluted	$1.18		$1.10

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(371)	(371)
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the three months ended March 31, 2022	—	—	—	—	8,580	8,580	—	—	—	—	8,580	313	8,893
Other comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	2	2	66	(37)	16	45	47	3	50

Total comprehensive income (loss) for the three months ended March 31, 2022	—	—	—	—	8,582	8,582	66	(37)	16	45	8,627	316	8,943

Share-based payment transactions of subsidiaries	—	13	—	—	—	—	—	—	—	—	13	39	52

BALANCE, MARCH 31, 2022	$77,574	$149,823	$77,574	$2,676	$78,739	$158,989	$(326)	$(45)	$8	$(363)	$386,023	$11,731	$397,754

BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(676)	(676)
Net income for the three months ended March 31, 2023	—	—	—	—	9,170	9,170	—	—	—	—	9,170	252	9,422
Other comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	10	10	(45)	547	(12)	490	500	(1)	499

Total comprehensive income (loss) for the three months ended March 31, 2023	—	—	—	—	9,180	9,180	(45)	547	(12)	490	9,670	251	9,921

Share-based payment transactions of subsidiaries	—	9	—	—	—	—	—	—	—	—	9	(6)	3
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	15	15

BALANCE, MARCH 31, 2023	$77,574	$149,853	$77,574	$3,084	$80,448	$161,106	$(156)	$422	$1	$267	$388,800	$11,992	$400,792

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,254	$11,668
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,204	8,051
Amortization	1,678	1,635
Amortization of incremental costs of obtaining contracts	214	211
Expected credit loss	100	101
Interest expense	76	56
Interest income	(118)	(24)
Compensation cost of share-based payment transactions	3	4
Share of profits of associates and joint ventures accounted for using equity method	(97)	(105)
Loss on disposal of property, plant and equipment	—	1
Gain on disposal of financial instruments	—	(1)
Loss on disposal of investments accounted for using equity method	—	1
Provision for impairment loss and obsolescence of inventory	5	40
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	46	94
Others	9	89
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(277)	(134)
Trade notes and accounts receivable	3,586	2,795
Receivables from related parties	27	2
Inventories	(713)	(1,226)
Prepayments	(3,053)	(2,973)
Other current monetary assets	(503)	93
Other current assets	(287)	(373)
Incremental cost of obtaining contracts	(189)	(191)
Increase (decrease) in:
Contract liabilities	(501)	528
Trade notes and accounts payable	(6,456)	(6,236)
Payables to related parties	(261)	(177)
Other payables	(2,537)	(1,891)
Provisions	289	(34)
Other current liabilities	(33)	36
Net defined benefit plans	(182)	(188)

Cash generated from operations	11,284	11,852
Interests paid	(58)	(20)
Income taxes paid	(20)	(15)

Net cash provided by operating activities	11,206	11,817

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2023	2022
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$—	$(3)
Acquisition of financial assets at fair value through profit or loss	(100)	(6)
Proceeds from disposal of financial assets at fair value through profit or loss	—	9
Proceeds from capital reduction of financial assets at fair value through profit or loss	—	44
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(16,106)	(2,708)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	261	879
Acquisition of investments accounted for using equity method	—	(20)
Acquisition of property, plant and equipment	(5,418)	(5,228)
Proceeds from disposal of property, plant and equipment	3	2
Acquisition of intangible assets	(46)	(17)
Decrease (increase) in other noncurrent assets	212	(59)
Interests received	99	23

Net cash used in investing activities	(21,095)	(7,084)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	856	13
Repayments of short-term loans	(1,236)	(13)
Proceeds from issuance of bonds	—	3,500
Payments for transaction costs attributable to the issuance of bonds	—	(4)
Decrease in customers’ deposits	(153)	(428)
Payments for the principal of lease liabilities	(1,091)	(1,058)
Increase (decrease) in other noncurrent liabilities	33	(90)
Cash dividends distributed to noncontrolling interests	(6)	—
Change in other noncontrolling interests	15	47

Net cash provided by (used in) financing activities	(1,582)	1,967

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6)	21

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2023	2022
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(11,477)	$6,721
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	50,193	39,779

CASH AND CASH EQUIVALENTS, END OF PERIOD	$38,716	$46,500

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2023 and 2022

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2023 and 2022 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.